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                                                                  EXHIBIT (a)(5)
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[LOGO]



                                                                   July 21, 1999
To Our Stockholders:

  On behalf of the Board of Directors of Information Advantage, Inc. (the "Company"), we wish to inform you that on July 15, 1999, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Sterling Software, Inc. and Sterling Software Acquisition Corp., its wholly owned subsidiary, pursuant to which Sterling Software Acquisition Corp. today has commenced a cash tender offer (the "Offer") to purchase all of the outstanding shares (the "Shares") of the Common Stock of the Company at $6.50 per share. Under the Merger Agreement, the Offer will be followed by a merger (the "Merger") in which any remaining shares of the Common Stock of the Company will be converted into the right to receive $6.50 per share in cash, without interest (except any Shares as to which the holder has properly exercised dissenter's rights of appraisal). Stockholders owning approximately 24.8% of the Company's outstanding Shares have agreed to endorse the transaction.

  Your Board of Directors has unanimously (with one director absent) determined that the Offer and Merger are fair and in the best interests of the Company and its stockholders and has approved the Offer and Merger; and the Board of Directors recommends that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer.

  In arriving at its recommendation, the Board of Directors gave careful consideration to the factors described in the attached Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") that is being filed today with the Securities and Exchange Commission. Among other things, the Board of Directors considered the opinion of its financial advisor, BancBoston Robertson Stephens, Inc., that the consideration to be received by the holders of Shares in the Offer and Merger is fair to such holders from a financial point of view.

  In addition to the attached Schedule 14D-9, enclosed also is the Offer to Purchase dated July 21, 1999, together with related materials, including a Letter of Transmittal to be used for tendering your certificates representing Shares in the Offer. These documents state the terms and conditions of the Offer and the Merger and provide instructions as to how to tender your Shares. We urge you to read these documents carefully in making your decision with respect to tendering your shares pursuant to the Offer.

                                          On behalf of the Board of Directors


                                          /s/ Larry J. Ford
                                          -----------------
                                          Larry J. Ford
                                          President and Chief Executive
                                          Officer